Mail Stop 7010

      June 30, 2005



Mr. William C. Kurtz
Senior Vice President and Treasurer
Monarch Community Bancorp, Inc.
375 North Willowbrook Road
Coldwater, Michigan 49036

	RE: 	Form 10-KSB for the Fiscal Year ended December 31, 2004
                    	Form 10-Q for the Fiscal Quarter ended
March
31, 2005
                    	File No. 0-49814


Dear Mr. Kurtz:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-KSB for the Year Ended December 31, 2004

ITEM 8A.  Controls and Procedures
1. Please amend to disclose without qualification whether your disclosure controls and procedures are effective or not. We remind you that you disclosed in your Critical Accounting Policies that loan loss reserves are a critical accounting policy likely to present material risk to the financial statements and that commercial loans comprise over 21% of your loan portfolio. Please also note that disclosure controls and procedures are defined by Rules 13a-15(e) and
15d-15(e) of the Exchange Act.

Form 10-Q for the Quarter Ended March 31, 2005

ITEM 4.  Controls and Procedures, page 13
2. Please tell us how you concluded that there have been no material changes in your internal control over financial reporting that occurred during the quarter ended March 31, 2005 given the disclosure in your Form 10-KSB for 2004 that you implemented steps subsequent to year-end to ensure that the commercial loan portfolio is monitored properly and that any deterioration in credit quality would be properly disclosed in the financial statements. Please revise your disclosure and disclose the controls that you have implemented to monitor deteriorating commercial loan credit quality.


*    *    *    *


      		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

		In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       	If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, to the undersigned, at (202) 551-3769.



          						Sincerely,



								Rufus Decker
								Branch Chief
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William C. Kurtz
Monarch Community Bancorp, Inc.
June 30, 2005
Page 1 of 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE